UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer: Sherpa Aircraft Group Inc.
Legal status of issuer:
Form : Corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization): February 22, 2023
Physical address of issuer: 77 Hidden Valley Airpark, Shady Shores, Texas 76208
Website of issuer: https://sherpaaircraft.com/

Is there a co-issuer? ____yes _x_ no. If yes,
Name of co-issuer: N/A
Legal status of co-issuer:
Form : N/A
Jurisdiction of Incorporation/Organization: N/A
Date of organization: N/A
Physical address of co-issuer: N/A
Website of co-issuer: N/A

Name of intermediary through which the offering will be conducted: Dealmaker Securities LLC
CIK number of intermediary: 0001872856
SEC file number of intermediary: 8-70756
CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering , including the amount of referral and any other fees associated with the offering : $17,500 in onboarding fees; $2,000 monthly subscription; 7.5% of all proceeds $250 monthly fee for platform access

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None

Type of security offered: Class A Shares

Target number of securities to be offered: 5,000 Class A Shares
Price (or method for determining price): $9.50 per Class A Share
Target offering amount: $47,500.00
Oversubscriptions accepted: [X] Yes [ ] No
If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis
[x] Other –provide a description: at the Company's discretion
Maximum offering amount (if different from target offering amount): $4,999,992.50
Deadline to reach the target offering amount: September 9, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 5

Total Assets:	Most recent fiscal year-end: $94,201,562	Prior fiscal year-end: $0
Cash & Cash Equivalents:	Most recent fiscal year-end: $892	Prior fiscal year-end: $0
Accounts Receivable:	Most recent fiscal year-end: $ 0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $600,000	Prior fiscal year-end: $0
Long-term Debt:	Most recent fiscal year-end: $ 0	Prior fiscal year-end: $0
Revenues/Sales	Most recent fiscal year-end: $ 0	Prior fiscal year-end: $0
Cost of Goods Sold:	Most recent fiscal year-end: $ 0	Prior fiscal year-end: $0
Taxes Paid:	Most recent fiscal year-end: $ 0	Prior fiscal year-end: $0
Net Income:	Most recent fiscal year-end: $(922,075)	Prior fiscal year-end: $0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**

X	**Idaho**	**ID**		X	**Oregon**	**OR**		X	**Newfoundland**	**A4**
X	**Illinois**	**IL**		X	**Pennsylvania**	**PA**		X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**		X	**Rhode Island**	**RI**		X	**Ontario**	**A6**
X	**Iowa**	**IA**		X	**South Carolina**	**SC**		X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**		X	**South Dakota**	**SD**		X	**Quebec**	**A8**
X	**Kentucky**	**KY**		X	**Tennessee**	**TN**		X	**Saskatchewan**	**A9**
X	**Louisiana**	**LA**		X	**Texas**	**TX**		X	**Yukon**	**B0**
X	**Maine**	**ME**		X	**Utah**	**UT**		X	**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**		X	**Vermont**	**VT**				
X	**Massachusetts**	**MA**		X	**Virginia**	**VA**				
X	**Michigan**	**MI**		X	**Washington**	**WA**				
X	**Minnesota**	**MN**		X	**West Virginia**	**WV**				
X	**Mississippi**	**MS**		X	**Wisconsin**	**WI**				
X	**Missouri**	**MO**		X	**Wyoming**	**WY**				

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sherpa Aircraft Group Inc.
(Issuer)

/s/ Scot Warren, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scot Warren
(Signature)

CEO, Director
(Title)

September 7, 2024
(Date)

Wesley Gordon
(Signature)

Director, President	
(Title)	

September 7, 2024	
(Date)	

EXHIBIT A TO FORM C – OFFERING STATEMENT

September 9, 2024

SHERPA AIRCRAFT GROUP INC.

Target Offering Amount of $47,500.00
Maximum Offering Amount of $4,999,992.50

Sherpa Aircraft Group Inc. ("**Sherpa**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $47,500.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,992.50 (the "**Maximum Offering Amount**") of the Company's Class A Shares (the "**Securities**") at a price of $9.50 per share on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by one year from the date of this Offering Statement (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**," or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, Dealmaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to amend or terminate our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors(1)	Intermediary Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (1)	$ 950.00	$ 71.25	$ 878.75
Target Offering Amount	$ 47,500.00	$ 3,562.50	$ 43,937.50
Maximum Offering Amount(4)	$ 4,999,992.50	$ 374,999.44	$ 4,624,993.06

(2)   This does not include Offering expenses paid to non-intermediary entities, such as marketing expenses, and audit fees. In addition to the seven and a half percent (7.5%) fee shown here, the Intermediary will also receive a $17,500.00 onboarding fee and $2,250 in monthly subscription fees. The Intermediary will be reimbursed for all expenses incurred by the Intermediary on behalf of the Company, including Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is September 9, 2024

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

Sherpa Aircraft Group Inc. is a Delaware corporation originally formed as a Texas corporation in 2022. In 2023, the Company changed its name to Sherpa Aircraft Group Inc. and converted to a Delaware corporation. The Company is headquartered in Texas but maintains its registration in Delaware. Our primary business is the manufacturing and distribution of bush aircraft utilizing proprietary technology.

Capital Structure

The Company is authorized to issue two classes of Interests, Class A Shares and Common Shares, with each share representing an equal share in the Company. The Company's total authorized shares consist of 11,052,630 Common and Class A Shares, of which 9,100,000 Common Shares are currently issued and outstanding, 900,000 Common Shares are in an Employee Pool to be issued to employees, 526,315 Common Shares are held in treasury, and 526,315 Class A Shares are available for issuance. The Company may increase the number of authorized shares in each category or create additional categories of Shares with the approval of its Board of Directors and majority approval of its Shareholders (where each Common and Class A Shareholder will have one vote).

Management

The Company is governed by a two-member Board of Directors who are also co-founders of the Company
.

Transfer Restrictions

Our Operating Agreement (attached as Exhibit C) contains significant restrictions on the transfer of interests. Our Board of Directors may refuse a transfer by a holder of its interest(s) for any number of reasons. Furthermore, as our interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests and none is likely to develop in the future.

The Offering

Target (Minimum) Offering Amount	$47,500.00
Total Amount of the Securities to be Sold in Offering (if Target Offering Amount met)	5,000 Class A Shares
Maximum Offering Amount	$4,999,992.50
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	526,315 Class A Shares
Price Per Security	$9.50
Minimum Individual Purchase Amount†	$950.00 (100 Class A Shares)+
Offering Deadline	September 9, 2025

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name	Position and Offices Held	Term of Office
Scot Warren	CEO; Director	February 2023 - Present
Wesley Gordon	President, Director	February 2023 - Present

Scot Warren (CEO, Director):

Scot Warren brings over 39 years of experience in aviation to his role as CEO of Sherpa Aircraft. With a decade of experience in managing aircraft restoration, buying, and selling, as well as 34-plus years in the airline industry, Scot has a deep understanding of the aviation sector. His experience and passion for all aspects of aviation, from flying to managing custom aircraft restorations, makes him the ideal leader for Sherpa Aircraft.

Scot is a lifelong pilot achieving his private pilot rating at 17. He started his professional flying career at age 19 as an Ag Pilot in Colorado. He has waited on birthdays for all other ratings, including ATP which he held at age 21. By the age of 25 Scot was captain qualified on multiple turbine aircraft, from turbo props to Lear Jets, and airliners DC-9, B727, 737s. Scot has accumulated 29,000+ hours total time flying in a wide variety of aircraft missions. These include, test flights, ag flying, glider towing, sales demos in Lakes amphibious, Kodiaks, Waco's, Great Lakes, Cub Crafters, and is a current commercial airline captain.

Key Responsibilities:

• Managing the entire operation of Sherpa Aircraft., including aircraft design, sales, and performance goals of new variants

• Setting and executing the company's strategic vision and long-term goals

• Building and maintaining relationships with key stakeholders, including military, government, commercial, and private clients

• Overseeing the development and new variant production of high-performance STOL aircraft to meet the demand for remote access

• Ensuring the company's operations align with its mission to provide safe, efficient STOL transportation **in even the most remote challenging**

environments.

<u>Wesley Gordon (President, Director):</u>

Wes Gordon is the President and Founder of Sherpa Aircraft. With his extensive experience and tribal knowledge in aircraft manufacturing, Wes will lead the company's legacy line as the Sherpa project manager. His expertise and design improvement possibilities will expedite the certification process of legacy models and fast track new designs.

Key Responsibilities:

• Leading the Sherpa legacy line as the project manager, ensuring efficient production and timely delivery

• Utilizing tribal knowledge to streamline the certification process of legacy models

• Driving design improvements to enhance the performance and capabilities of Sherpa aircraft

• Overseeing the team to prevent repetition of previous design tests and ensure continuous improvement

• Setting the strategic direction of Sherpa Aircraft. and guiding the company towards success

Indemnification

The Company is required to indemnify its shareholders, managers, directors, and officers (each a "Covered Person") acting in their professional capacity to the fullest extent legally permitted by the Bylaws (see Exhibit C to this Form C). Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a Covered Person is adjudged to be guilty of gross negligence, recklessness, willful misconduct, or to have acted not in good faith and without a reasonable belief that said conduct was not opposed to the Company's best interests. The Company is required to advance legal and other expenses to a Covered Person while any legal actions, proceedings, or investigations are pending. As of the date of this Offering, the Company has not purchased insurance coverage to cover these obligations, although it may do so at a later point.

CAPITAL STRUCTURE AND DEBT

Outstanding Shares

The Company has a total of 11,052,630 authorized shares, of which 9,100,00 shares are currently issued and outstanding; consisting of 10,526,315 common shares (the "**Common Shares**", 9,100,000 of which are currently issued and outstanding, 900,000 authorized for distribution to employees through incentive programs, and 526,315 of which are held in treasury), and 526,315 Class A Shares ("**Class A Shares**" or the "**Preferred Shares**"), of which 0 are currently issued and outstanding and 526,315 are reserved for sale pursuant to this Offering). At the closing of this Offering, assuming the Maximum Offering Amount is sold, 526,315 Class A Shares will be issued with the potential of up to a total of 526,315 Class A Shares and 10,526,315 total shares being issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

<u>None.</u>

Outstanding Debt (as of August 31, 2024)

The Company has a total of $2,090,343.15 in outstanding debt as follows:

- Unpaid reimbursable expenses to Warren Aircraft LLC in the amount of $202,219.73. These amounts bear no interest and are payable on demand.

- Unpaid unsecured amount due in favor of Wesley Gordon in the amount of $1,311,500.00 for purchase of IP, inventory and drawings.

- Unpaid Promissory Note in favor of Warren Aircraft LLC for consulting fees in the amount of $600,000.00 including a deferred rate of 5% interest and five-year term.

DESCRIPTION OF BUSINESS

Description of the Business

Sherpa Aircraft. is a new company with headquarters in Texas, that specializes in the production of high-performance STOL (Short Takeoff and Landing) aircraft. Multiple base models, currently in the proof-of-concept stage, will provide diverse price point market, and stability for Sherpa Aircraft. These aircraft are specifically designed to meet the demand for unimproved remote access in military, government, commercial, and private operations. With their extreme STOL capabilities, Sherpa aircraft can operate in areas as small as 200-400 feet, even at maximum weight, maintaining ability of max cruise speed of 200 mph. Whether it's transporting personnel, cargo, humanitarian or conducting surveillance missions, Sherpa Aircraft provides reliable and efficient solutions for accessing remote and challenging locations.

Market Opportunities

Sherpa Aircraft holds a significant competitive advantage in the market for high-performance Short Takeoff and Landing (STOL) aircraft. With its extreme STOL capabilities, the company's aircraft can operate in areas as small as 200-400 feet, even at maximum weight, and max cruise speed of 200 mph. This unique feature allows for unimproved remote access in military, government, commercial, and private operations, providing a solution to the growing demand for access to hard-to-reach locations.

One of Sherpa Aircraft Group's key competitive advantages is its estimated 18-24 month timeline from the start of operations to the first revenue deposits. This expedited timeline gives the company a time-to-market advantage, allowing it to quickly generate revenue and establish a strong foothold in the industry.

Additionally, Sherpa Aircraft Group is well-positioned to leverage the extensive intellectual property (IP) of its founders, including a pending patent. This IP will enable the company to develop additional variant options for waterfall, multi-role, and diverse price point markets. By offering a range of aircraft options, Sherpa Aircraft Group can cater to a wider customer base and capture a larger market share.

Furthermore, the wing and flap design of Sherpa Aircraft's planes provides extreme STOL capabilities, further enhancing the company's competitive advantage. This design feature allows for efficient and safe takeoff and landing in challenging environments, setting Sherpa Aircraft Group apart from its competitors.

Overall, Sherpa Aircraft. possesses a unique combination of extreme STOL capabilities, an expedited time-to-market, and the ability to develop variant options based on its founders' extensive IP. These competitive advantages position the company as a leader in the market for high-performance STOL aircraft.

Our Mission

Our mission is to meet the growing demand for unimproved remote access in military, government, commercial, and private aviation operations.

Our Products

Sherpa Aircraft specializes in the production of high-performance Short Takeoff and Landing (STOL) aircraft. Multiple base models, currently in the proof-of-concept stage, will provide diverse price point market, and stability for Sherpa Aircraft. These aircraft are specifically designed to meet the demand for unimproved remote access in military, government, commercial, and private operations. With their extreme STOL capabilities, Sherpa aircraft can operate in areas as small as 200-400 feet, even at maximum weight, maintaining ability of max cruise speed of 200 mph. Whether it's transporting personnel, cargo, humanitarian or conducting surveillance missions, Sherpa Aircraft provides reliable and efficient solutions for accessing remote and challenging locations. Additional information can be found on full list of our products can be viewed at https://www.sherpaaircraft.com/.[1]

History

Sherpa Aircraft Group Inc. is a Delaware corporation. The Company is headquartered in Texas but maintains its registration in Delaware.

Intellectual Property

The Company currently has a patent pending more specifically known as US Provisions Patent Application No. 63/611,748 dated December 18, 2023.

Governmental/Regulatory Approval and Compliance

---

[1] The contents of the Company's website are for exemplary purposes only and not incorporated into this filing. Our references to the URL for this website are intended to be inactive textual references only.

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently subject to any current litigation or threatened litigation that has not been settled.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of

that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, manufacture, and deliver products to customers effectively. Our Company relies on complex global supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers.

If we are not able to maintain and enhance our brands. our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We may also experience media, legislative, or regulatory scrutiny of our actions or decisions regarding the manufacture and sale of our products, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may be negatively impacted by market conditions.

Our success will depend on continued demand for short takeoff and landing aircraft. Concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations rely on the Company's third-party service providers to manufacture and deliver our products. Any interruptions, delays, or disruptions in and to the delivery of such services could expose the Company to liability and harm the Company's business and reputation.

The Company's success depends in part on the experience and skill of the Board of Directors, its executive officers, and key employees.

We are dependent on our Board of Directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Board of Directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors in this offering do not have the option of paying for their investment with a credit card which may limit your ability to participate.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for any investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $9.50 per-share price from an internal valuation analysis that includes typical valuations of other like companies, the Company's position in the market relative to similar companies, and projected increases in revenue based on new retail partners and products. This valuation process is necessarily built on projects and assumptions of Management, highly imprecise, and done by the Management of the Company, who are biased to view the value of the Company more favorably. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's outstanding shares immediately before the commencement of this Offering. Even with the inflow of Offering Proceeds, the net tangible book value per share of the Company immediately after this Offering's conclusion will still be substantially lower than $9.50.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the $9.50 offering price (or at any other price), and you risk overpaying for your investment.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the

Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The share price has been, and will likely continue to be, volatile, and you may be unable to resell any shares at or above the price at which you acquired them.

The trading price of our shares has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The market price for our securities may be influenced by many factors that are beyond our control, including, but not limited to:

- variations in our revenue and operating expenses;
- market conditions in our industry and the economy as a whole;
- actual or expected changes in our growth rates or our competitors' growth rates;
- developments or disputes concerning patent applications, issued patents or other proprietary rights;
- developments in the financial markets and worldwide or regional economies;
- variations in our financial results or those of companies that are perceived to be similar to us;
- announcements by the government relating to regulations that govern our industry;
- sales of our shares or other securities by us or in the open market;
- changes in the market valuations of other comparable companies; and
- general economic, industry and market conditions.

The trading price of our Securities might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our Securities. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Our largest shareholders (who are also the Company's co-founders and officers) beneficially owns a significant number of shares. Such shareholder's interests may conflict with other shareholders, who may be unable to influence management and exercise control over our

business.

As of the date of this offering, our largest shareholders, Wesley Gordon and Warren Aircraft LLC collectively own 9,000,000 Common Shares or approximately 99% of our shares currently outstanding. As a result, such shareholders may be able to: elect or defeat the election of our directors, amend, or prevent amendment to our Articles of Incorporation and/or Bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the shareholders for vote. Accordingly, other shareholders may be unable to influence management and exercise control over our business.

The Company's Bylaws give majority Shareholders the right to "drag-along" minority investors when the majority Shareholders are selling their interests.

At any time prior to the consummation of a Qualified Public Offering, the holders of a majority of the Company's shares may, with the consent of the Company's Board of Directors, "drag-along" minority Shareholders by forcing them to participate in the sale at the same price and on the same terms as the majority Shareholders who negotiated that transaction. Upon the receipt of a duly authorized "drag along notice,") all Company Shareholders are required to sell their shares, raise no objection to the transaction, vote in favor of the transaction (if a vote of the shareholders is required), and waive and dissenters' rights (e.g., rights to appraisal). This could result in you being forced to sell your Securities at a price or time that is different from what you would prefer in the absence of such rights, and could have tax consequences to you.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our shares and do not anticipate paying cash dividends in the near future. The payment of dividends on our shares will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if its share price appreciates.

Our shares are not currently traded, and in the future, may only be thinly-traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate such shares.

We cannot predict the extent to which an active public market for our shares will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to analysts, brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. Consequently, there currently is no trading in our shares, and in the future, there will likely be periods of several days, weeks, months or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our shares will develop or be sustained, or that current trading levels will be sustained.

The market price for our shares may be particularly volatile given that we are a relatively small company and have experienced losses from operations that could lead to wide fluctuations in our share price. You may be unable to sell your shares at or above your purchase price if at all, which may result in substantial losses to you.

Our shares may be subject to penny stock rules, which may make it more difficult for our shareholders to sell their shares.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 per share. The rules require a broker-dealer, prior to a purchase or sale of a penny stock not otherwise exempt from the rules, to deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a share that becomes subject to the penny stock rules.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We have established a Class of Preferred Share with enhanced rights over Common Share for sale in this Offering.

Class A Shares were created in August of 2024 to facilitate this Offering. These rights include enhanced rights on liquidation, so that the Class A Shares receive their investment in the Company back prior to any Common Shareholder receiving Company assets. While the Company views its Class A Shares as important partners in building the success of the Company, these rights may also allow Preferred Shareholders to act against the interests of the Common Shareholders in certain situations. For example, Preferred Shareholders could prevent the Company from raising additional capital when Management believes additional capital is needed. The exercise of the rights of Preferred Shareholder could materially and adversely affect the Company's business, operating results, and financial condition.

Investors have diluted voting rights.

Investors will be entitled to one (1) vote per share. The Company may issue additional shares in additional securities offerings, and the Board of Directors may at some time in the future designate other share types which could have voting rights different from those offered.

Operational Risks

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the management and its Affiliates and the Company.

The management and their Affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We rely on suppliers to provide components to our products.

Our reliance on suppliers involves certain risks, including: shortages commodities or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions, and services; changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility, or other factors that affect our suppliers; poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our products; embargoes, sanctions, and other trade restrictions that may affect our ability to purchase from various suppliers; and intellectual property risks such as challenges to ownership of rights or alleged infringement by suppliers.

We may have difficulty attracting and retaining key employees.

Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share.

Our product offerings may contain defects due to any number of issues in design, fabrication, packaging, materials and/or use. These risks may increase as our products are introduced into new markets and as new manufactures are included. Some errors in our products may only be discovered after a product or service has been shipped or used. Undiscovered defects in our products could expose us to incur warranty, support and replacement costs as part of a product recall or otherwise, write-off the value of related inventory, and divert the attention of our personnel to find and correct the issue. An error or defect in new products could result in failure to achieve market acceptance and harm to our relationships with existing and prospective customers and partners and consumers' perceptions of our brand, which would in turn negatively impact our business operations, gross margin, revenue and/or financial results. We may be required to reimburse our customers, partners, or consumers, including for costs to replace products. If a product liability claim is brought against us, the cost of defending the claim could be significant and would divert the efforts of our management personnel and harm our business. Further, our business liability insurance may be inadequate or future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

We have historically suffered net losses, and we may not be able to sustain profitability.

We are incurring operating and net losses, and it is possible that we may never be able to sustain the revenue levels necessary to achieve and sustain profitability. If we fail to generate sufficient revenues to operate profitably on a consistent basis, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. However, we will need additional financing to continue to execute our business plan. We may raise capital through loans from current shareholders, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal, state, and international labor laws affect our operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal, state, and international healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from government regulators.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increase in our manufacturing or shipping costs, (2) increases in the rate of inflation, (3) increases in taxes and other statutory charges, (4) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (5) significant increases in insurance premiums, and (6) increases in borrowing costs.

Our bank accounts may not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times (although at this moment our accounts are insured up to $110,000,000.00 per Tax ID number by a combination of federal insurance and our financial institution). In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our intellectual property rights.

The Company currently has a patent pending and is applying for trademarks. Our success will depend in part on our ability to obtain and maintain meaningful intellectual property protection for these patents and trademarks and any other intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant additional revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face competition from a number of large and small companies, some of which have greater financial, production, and other resources

than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on director liability.

The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

We rely on third party contractors. If we are unable to find quality contractors, it would severely impact our business.

We outsource certain aspects of our business to third party contractors. We are subject to the risks associated with such contractors' ability to successfully provide the necessary services to meet the needs of our business. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to operate the business may be disrupted, which may adversely affect our business, financial condition, results of operations and cash flows.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Offering

The Company is offering a Target Offering Amount (minimum) of $47,500.00 and up to a maximum amount of $4,999,992.50 of Class A Shares as described in this Form C in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Class A Shares are being offered at $9.50 each. The price of the Securities was determined based on a $95,000,000.00 Company valuation and does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The Target Offering Amount that an Investor may invest in the Offering is $950.00, which is subject to adjustment in the Company's sole discretion.

Intermediary Fees and Commissions

Dealmaker Securities LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

- $17,500 (non-refundable onboarding fee);
- $2,250 per month servicing fee
- 7.5% of the amount raised in the Offering, payable in cash from Offering proceeds.

The aggregate amount of fees paid to Dealmaker Securities LLC will be taken from the Target Offering Amount.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised		Amount if Maximum Offering Amount Raised	
Intermediary Fees*	$	3,562.50	$	374,999.44
Estimated Offering Costs*	$	10,000.00	$	10,000.00
Capital Acquisition, Development, General Operating, Costs, Future Raises, and Working Capital	$	33,937.50	$	4,614,993.06
Total	**$**	**47,500.00**	**$**	**4,999,992.50**

* These amounts do not include fixed, monthly fees, and reimbursements to the Intermediary for expenses incurred on behalf of the Company, escrow fees, and all fees associated with the use of any credit card or alternative considerations processors, all of which are included in "Offering Costs."

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Dealmaker Securities LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

      B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

      i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

      ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

      iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Investor funds will be held in escrow with Escrow Agent until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Investors using a credit card (if permitted) to invest may be required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). The Company may conduct additional closings (each a "**Subsequent Closing**") on a rolling basis before the Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by the Amended and Restated Bylaws, which each prospective investor will be required to be bound as a condition to purchasing Interests. Below are summaries of miscellaneous terms of the Amended and Restated Bylaws, which summaries are qualified by the actual terms of the Amended and Restated Bylaws, which is attached hereto as Exhibit C.

Capital Structure

The Company is authorized to issue two classes of Interests, Common Stock and Preferred/Class A Stock, with each share representing an equal share in the Company. The Company's total authorized shares consist of 11,052,630 total shares, of which 9,100,000 shares are currently issued and outstanding. The Company may increase the number of authorized shares in each category or create additional categories of shares with the approval of its Board of Directors and majority approval of its shareholders (where each Common and Preferred Shareholder will have one vote).

Class A Shares ("Preferred Shares")

Class A Shares were created in August of 2024 to facilitate this offering. Currently, 526,315 Class A Shares are authorized. Each Class A Share is convertible, at the holder's discretion, into the number of shares of the Company's Common Shares on a 1 to 1 basis as set forth in the Certificate of Incorporation of the Company as may be amended.

Class A Shares are designed to represent the same interest in the Company as Common Shares while having additional rights to protect the interests of the Class A Shares. Class A Shares have the same rights to voting and distributions as Common Shares, but have certain enhanced rights in other areas, including but not limited to on liquidation (Class A Shares receive their original investment back first and have a right of first purchase). For a complete description of the rights of Class A Shares, see the Amended and Restated Bylaws (attached hereto as Exhibit C) and the Investors' Rights Agreement (attached hereto as Exhibit D).

Voting and Control

The holders of Common Shares offered hereunder are entitled to one (1) vote per share. Preferred Shares are also entitled to one (1) vote per Share. Voting may be by proxy if filed with the secretary of the Company. Directors serve until removed (but may be removed at any time).

Distributions

The Securities do not entitle Investors to any specific distributions except as declared by the Company's Board of Directors from time to time. Since inception, we have only declared distributions when necessary to cover the tax liabilities incurred by our owners as a result of their ownership of our business, and do not intend to declare distributions in the near future (except when necessary to cover such tax liabilities).

In the event the Company makes distributions, Common Shares and Preferred Shares shall share ratably in such distributions, provided that if the Company issues distributions payable in shares of the Company, or options, warrants, or rights to acquire shares of the Company, the distributions shall be payable in the same class upon which the distributions are being paid.

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Our co-founders hold a majority of the total shares of the Company which are required to enact most decisions related to the Company.

Dissolution

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Security, the Company shall fully pay all of its debts and liabilities along with the expenses of liquidation, and shall set up a reserve for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by its Management. After the payment of such liabilities and set aside of such contingency funds, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Company's Common Shares and Preferred Shares shall be entitled to share ratably (based on the number of Shares held by each such holder) in the remaining net assets of the Company subject to preferential payment provisions set forth in the Bylaws.

Drag Along Rights

At any time prior to the consummation of a Qualified Public Offering, the holders of a majority of the Company's Shares may, with the consent of the Company's Board of Directors, "drag-along" minority Shareholders by forcing them to participate in the sale at the same price and on the same terms as the majority Shareholders who negotiated that transaction. Upon the receipt of a duly authorized "drag along notice,") all

Company Shareholders are required to sell their Shares, raise no objection to the transaction, vote in favor of the transaction (if a vote of the shareholders is required), and waive and dissenters' rights (e.g., rights to appraisal). For a complete description of the drag-along rights of the Company's majority Shareholders, see the Bylaws (attached hereto as Exhibit C).

Other Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Dispute Resolution

The Amended and Restated Bylaws contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to submit to binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in Dallas, Texas. In the event arbitration is required, discovery will be limited. This provision contains various exceptions, including permitting the Company to obtain injunctive relief against Shareholders which are engaging in conduct which may cause irreparable harm to the Company. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

By signing/agreeing to the Amended and Restated Bylaws, the parties are also giving up their rights to a jury trial with regards to any cause of action related to the Agreement.

The arbitration provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.


DILUTION


Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into shares.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●   In June 2000 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●   In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●   In June 2001 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

In this offering we are selling Class A Shares using a pre-money Company valuation of approximately $95,000,000. This means that, upon the Completion of this offering, we will value the company at approximately $95,000,000 plus the amount of money we raise in this Offering, minus intermediary fees and offering expenses. We determined this valuation based on the following information:

● Typical valuations of other like companies: Aviation companies in our sector have can have a valuation double of what we are projecting just for concept aircraft.

● Our position in the market relative to similar companies; Our intellectual property is unique in the sector.

● Projected increases in revenue based on ongoing conversations with potential partners.

● Projected increases in revenue based on additional product launches.

Transfer Agent and Registrar

The Company has not currently engaged a transfer agent and currently acts as its own registrar for the Securities,

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto. Audited financial statements are attached to this Form C as <u>Exhibit F</u>.

Operations, Liquidity, and Capital Resources

Operations

<u>Revenues</u>

Total revenues for the year ending December 31, 2023 were $0.00. The Company recently commenced operations and will incur additional costs in order to generate revenue. Revenue will be generated by the sale of STOL aircraft. Initial proceeds are needed to build concept aircraft featuring the STOL capabilities which the Company markets. These proceeds are to be raised pursuant to this Offering, additional debt and/or additional raises of capital through equity sales. The Company currently hold the intellectual property necessary to build the concept aircraft but needs additional funds to bring such concept aircraft to fruition. Once a concept aircraft is developed, the Company, by means of raised capital, intends to scale production.

<u>Gross Profit</u>

For the year ending December 31, 2023 no gross profit was received and no goods were sold. As stated above, the Company must build concept STOL aircraft prior to bringing product to market.

<u>Operating Expenses</u>

Total operating expenses for the year ending December 31, 2023 was $922,075.00. The components of Operating Expenses are set forth below:

Category	2023
General and Administrative	$ 922,075.00

<u>Other Income and Expenses</u>

Other income (expense) for the year ending December 31, 2023 was $0.00.

<u>Loss from Operations</u>

Net loss from operations for the year ending December 31, 2023 was $922,075.00 until revenues are garnered the Company will continue to operate at a loss.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the acquisition of capital through this Offering, additional offerings of equity, and debt acquisition to fund near term operations.

As of December 31, 2023, the Company had $892.00 in cash and cash equivalents.

The Company sustained a loss of $922,075.00 for the year ending December 31, 2023. Because of the absence of positive cash flows from operations, the Company has required additional funding for continuing the scaling of its business. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is presently able to meet its obligations as they come due through borrowing and the support of its shareholders.

Net cash provided by (used in) operating activities for the year ending December 31, 2023 was ($600,198.00).

Net cash provided by (used in) financing activities for the year ending December 31, 2023 was $601,900.00 consisting of loan proceeds and proceeds from the issuance of stock.

As of December 31, 2023 the Company had total liabilities of $2,253,377.00. Accounts payable accounted for $1,533,720.00 of this amount, while a related party loan and accrued expenses constituted the remainder.

The Company believes that its future liquidity requirements will arise from the need to fund growth from operations, develop concept aircraft, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, the Company can provide no assurances that it will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to Company, if at all, to remain a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company's plan of operation for the next twelve months is to raise capital to implement its strategy. Raising capital is a key component of Company's strategy and without additional capital inflow, the Company will not be able to reach its goals.

The Company believes it will need to raise approximately $5,000,000.00 (including this Offering) to implement its business plan. The Company cannot guarantee that it will raise all proceeds necessary through this Offering and the Company may require additional offerings of equity to reach its needed capital. There is no guarantee that such additional funding will be available on favorable terms, if at all. If adequate funds are not available, then the Company may not be able to expand its operations. If adequate funds are not available, the Company believes that its officers and directors will contribute funds to pay for some expenses. However, no arrangements or agreements with the officers and directors regarding such advancement of funds have been made. Although the Company is not presently engaged in any other capital-raising activities, the Company anticipates that it will in one or more private offerings of securities. The Company would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct a private offering under Section 4(2) of the Securities Act of 1933.

The Company is not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to operations. The Company plans to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of Company's business strategy. The Company anticipates raising additional capital following this offering through other offerings exempt under the Securities Act.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents on December 31, 2023 was $892.00.

Trends and Uncertainties

The Company is subject to the overall market trends to include reduction in consumer spending due to inflation, shipping port delays, ground transportation delays, weather delays, supply chain delays, social media advertising changes, border closures, and the relentless Acts of God.

Increase in material costs, increases in freight costs, increases in warehousing costs, increases in shipping costs, increases in advertising rates, increases in mandatory wages are all factors out of Company control that affect profitability and performance.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Previous Offerings of Securities within the Last Three Years:

None

OWNERSHIP

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, as well as the ownership.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power) prior to offering
Wesley Gordon	5,850,000 Common Shares	64.29%
Warren Aircraft LLC	3,150,000 Common Shares	34.62%

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent

(5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other than the payment of officer salaries and benefits, and repayment of certain Company expenses by its officers which are reflected as current liabilities on the balance sheet (and which accrue no interest); the Company has not conducted any other transactions of $500 or greater with related persons except as follows:

- Unpaid reimbursable expenses to Warren Aircraft LLC in the amount of $202,219.73. These amounts bear no interest and are payable on demand.

- Unpaid unsecured amount due in favor of Wesley Gordon in the amount of $1,311,500.00 for purchase of IP, inventory and drawings.

- Unpaid Promissory Note in favor of Warren Aircraft LLC for consulting fees in the amount of $600,000.00 including a deferred rate of 5% interest and five-year term.

MATERIAL TAX CONSIDERATIONS

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE AND FEDERAL TAXES.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website, www.sherpaaircraft.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the

Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.invest.sherpaaircraft.com

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Certificate of Incorporation and Amendments Thereto
Exhibit C	Amended and Restated Bylaws
Exhibit D	Investors' Rights Agreement (of Preferred Shareholders)
Exhibit E	Subscription Agreement
Exhibit F	Audited Financial Statements
Exhibit G	Listing Agreement with Dealmaker Securities LLC
Exhibit H	Dealmaker Securities LLC Landing Page

EXHIBIT B TO FORM C
CERTIFICATE OF INCORPORATION AND AMENDMENTS THERETO
FOR
SHERPA AIRCRAFT GROUP INC.

[*see attached*]

EXHIBIT C TO FORM C
AMENDED AND RESTATED BYLAWS

[*see attached*]

EXHIBIT D TO FORM C
INVESTORS' RIGHTS AGREEMENT

[*see attached*]

EXHIBIT E TO FORM C
SUBSCRIPTION AGREEMENT

[*see attached*]

EXHIBIT F TO FORM C
COMPANY FINANCIAL STATEMENTS

[*see attached*]

EXHIBIT G TO FORM C
LISTING AGREEMENT WITH DEALMAKER SECURITIES LLC

[*see attached*]

EXHIBIT H TO FORM C
DEALMAKER SECURITIES LLC LANDING PAGE

[*see attached*]